

July 19, 2012

Via Email
Mark B. Baudler, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050

> **Re: Dolby Laboratories, Inc.**
> **Schedule TO-I**
> **Filed July 16, 2012**
> **File No. 5-80595**

Dear Mr. Baudler:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

General

1.	The offer specifically excludes from participation, employees who as of the start of the offer, do not reside in an eligible country through the expiration of the offer and restricted stock unit grant date. You also exclude persons who have not received notice of a transfer to an eligible country as of the start of the offer and who are not "in fact working in" one of the eligible countries as of the expiration date of the offer and the restricted stock unit grant date. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the

> interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude such employees, please supplementally explain in greater detail than outlined in your disclosure, specifically how the exclusion of employees in these jurisdictions is related to a compensatory purpose. Your response should also address any compensatory purpose in excluding persons who have received notice of transfer but who have not yet commenced working in the eligible country at the time of expiration of the offer or who receive notice of transfer after commencement of the offer. Alternatively, please revise to include such employees in the offer.

Exhibit (a)(1)(A)-Offer to Purchase

7. Conditions of the Exchange Offer, page 54

2.   Please refer to the last paragraph of this section. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

3.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions